FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November 2002


                          Alfa Laval Special Finance AB
                         (Commission File No. 333-13690)

                (Translation of Registrants' Names Into English)


                                Rudeboksvagen 3,
                                      Lund,
                                     Sweden

                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F.)


                              Form 20-F X  Form 40-F
                                       ---


         (Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                                  Yes     No X
                                     --     ---

Alfa Laval Special Finance AB                   Organisation number: 556587-8062

Alfa Laval Special Finance AB
Interim report July 1 - September 30, 2002


"The third quarter developed in line with our expectations. The profitability increased through higher gross margins and lower overheads."

                 Sigge Haraldsson, President and CEO, Alfa Laval Special Finance

Summary of the third quarter 2002:

-    Adjusted EBITA increased to MSEK 414 (393).

-    Adjusted EBITA-margin increased to 11,8 percent (10,3).

-    Result after financial items increased to MSEK 219 (- 70).

- Order intake, excluding divested activities and exchange rate variances, decreased by 4,8 percent to MSEK 3 528.

- Net sales, excluding divested activities and exchange rate variances, decreased by 4,6 percent to MSEK 3 504.

- Non-recurring costs related to pension plans have burdened the result by MSEK 50.

- The Danish company DSS (Danish Separation System A/S), specialists within membrane filtration, was acquired.


Summary of the first nine months 2002:

-    Cash flow from operating activities was MSEK 1 344 (1 370).

-    Adjusted EBITA was MSEK 1 223 (1 244).

-    Adjusted EBITA-margin increased to 11,7 percent (11,2).

-    Result after financial items increased to MSEK 113 (161).

- Order intake, excluding divested activities and exchange rate variances, decreased by 4,3 percent to MSEK 11 173.

- Net sales, excluding divested activities and exchange rate variances, decreased by 1,9 percent to MSEK 10 420.

- Non-recurring costs related to pension plans have burdened the result by MSEK 75.

- Comparison distortion costs related to the change in capital structure in connection with the IPO have burdened the result by MSEK 290.

- The new issue of shares has together with on-going amortisation decreased the financial net debt by MSEK 1 564 since the beginning of the year.

Alfa Laval Special Finance AB                   Organisation number: 556587-8062

Expectations for the rest of the year remain.

During the autumn 2001 a decreased demand was noted. For 2002, a decrease of orders received of approximately 4 percent was estimated. Despite the further increased uncertainty in the world economy during the last quarter, the estimate remains.

Despite the downturn in orders received, the EBITA-margin is expected to improve for the current year compared to 2001. The improved profitability is achieved through higher gross margins and lower overheads. The operations are thus very well prepared to further increase the profitability when the upturn in the economy comes.


-----------------------------------------------------------------------------------------------------------------------
MSEK unless otherwise stated             1.7-30.9      1.7-30.9      1.1-30.9     1.1-30.9          2001          2000
                                             2002          2001          2002         2001                    proforma
-----------------------------------------------------------------------------------------------------------------------
Order intake                                3 528         3 982        11 173       12 188        15 894        15 374
-----------------------------------------------------------------------------------------------------------------------
Net sales                                   3 504         3 832        10 420       11 091        15 830        15 012
-----------------------------------------------------------------------------------------------------------------------
Adjusted EBITDA 1)                            492           488         1 472        1 541         2 141         1 626
-----------------------------------------------------------------------------------------------------------------------
Adjusted EBITA 2)                             414           393         1 223        1 244         1 740         1 160
-----------------------------------------------------------------------------------------------------------------------
Adjusted EBITA2)- margin                   11,8 %        10,3 %        11,7 %       11,2 %         11,0%          7,7%
-----------------------------------------------------------------------------------------------------------------------
Result after financial items                  219           -70           113          161           373             8
-----------------------------------------------------------------------------------------------------------------------
Return on capital employed                                             18,9 %       13,5 %         18,5%         16,1%
-----------------------------------------------------------------------------------------------------------------------
Return on equity capital                                                4,3 %        1,7 %         10,1%         -4,6%
-----------------------------------------------------------------------------------------------------------------------
Solidity                                                               26,8 %       19,0 %         20,6%         16,8%
-----------------------------------------------------------------------------------------------------------------------
Debt ratio, times                                                        0,96         1,83          1,57          2,10
-----------------------------------------------------------------------------------------------------------------------
No. of employees (units) 3)                 9 212         9 405         9 212        9 405         9 259        10 623
-----------------------------------------------------------------------------------------------------------------------

1) Adjusted EBITDA - "Earnings before interests, taxes, depreciation, amortisation of goodwill and step up values and comparison distortion items."
2) Adjusted EBITA - "Earnings before interests, taxes, amortisation of goodwill and step up values and comparison distortion items.
3)     Number of employees at the end of the period.




Lund, October 31, 2002



Sigge Haraldsson
President and CEO
Alfa Laval Special Finance AB


The interim report has not been subject to review by the company's auditors.

Alfa Laval Special Finance AB                   Organisation number: 556587-8062


Management's discussion and analysis


Ownership

Alfa Laval Special Finance AB is a wholly owned subsidiary of Alfa Laval AB
(publ).

The parent company Alfa Laval AB (publ) is since May 17, 2002 listed on the Stockholm Stock Exchange's O-list and on Attract 40 since July 1. The number of shareholders is 4 544 in total. The two largest owners are also after the IPO Industri Kapital and Tetra Laval, where 26,9 (62,2) percent are owned by the partnerships that are controlled by Industri Kapital 2000 Ltd, United Kingdom and 15,9 (36,7) percent are owned by Tetra Laval B.V., the Netherlands. Next to them there are eight institutional investors with ownerships of 6,7 to 2,0 percent. These ten largest owners own 71,4 percent of the shares.

IPO of the Alfa Laval share

On April 8, the owners of Alfa Laval AB (publ) decided to list the Alfa Laval AB
(publ) share in connection with a new issue of shares in the order of MSEK 3
000. The IPO was completed on May 17, 2002. All warrants held by Alfa Laval management have been used for subscription of new shares at the IPO. The capital injection of totally MSEK 3 132,9 that the new issue of shares resulted in has been used to repay the parent company's debt to Tetra Laval Finance Ltd and to amortise 35 percent of the bond loan. In connection with the IPO, the previous syndicated loan has been replaced by a new loan at conditions that better reflect the financial position of Alfa Laval after the new issue of shares. In connection with the IPO an additional purchase price of MEUR 40,0, corresponding to MSEK 366,0, was paid to Tetra Laval BV for the original acquisition on August 24, 2000 of the Alfa Laval Credit Finance AB Group. This has entirely been booked as goodwill in the Group and is amortised over 20 years.

Legal structure

Alfa Laval Special Finance AB is the parent company of the Alfa Laval Special Finance AB Group, which is part of the Alfa Laval AB (publ) Group.

Operations

The Alfa Laval Group is engaged in the development, production and sales of components and systems based on three main technologies: separation/filtration, heat exchange and fluid handling. As of January 1, 2001, the sales and marketing activities are performed in two divisions - "Equipment" and "Process Technology". The divisions are based on totally ten customer groups. The Group also has a common function "Operations" for procurement, production and logistics. The Group's secondary segments are geographical markets.

Accounting principles

The same accounting principles and accounting estimates have been applied in the interim report for September 2002 as for the annual report for 2001.

Alfa Laval Special Finance AB                   Organisation number: 556587-8062


Acquisitions and disposals

On September 4, 2002, Alfa Laval acquired the company Danish Separation Systems A/S, specialists within membrane filtration in the biotechnology, pharmaceutical and food industries. The company has annual sales of about MSEK 90 and 65 employees within R&D, manufacturing and sales.

The sale of the real estate in Warminster in the United States was completed at the end of March at a price of MUSD 6,4 corresponding to MSEK 63,4. The realised loss was MSEK -43,3.

The divestment of the operation called Industrial Flow was made on April 2, 2001. In the annual report for 2001, a realised gain of MSEK 10,0 was recognised. A few activities have remained before the acquisition could be considered to be completed. During September 2002 a final settlement has been made with the buyer, resulting in an increase of the realised gain by MSEK 14,8. This result item is reported as a comparison distortion item.

Orders received and order backlog

Orders received amounted to MSEK 3 528,2 (3 982,2) for the third quarter. Excluding exchange rate variations and after adjusting for divested activities, the order intake for the Group was 4,8 percent lower than the same period last year.

Orders received amounted to MSEK 11 173,4 (12 187,6) for the first nine months. Excluding exchange rate variations and after adjusting for divested activities, the order intake for the Group was 4,3 percent lower than the same period last year.

The order backlog as per September 30 was MSEK 4 870,8 (5 245,1). Excluding exchange rate variations and divested activities, the order backlog was 4,7 percent lower than the order backlog per September 2001 and 17,7 percent higher than the order backlog per the end of 2001. The latter is due to the fact that the Group normally has considerably higher invoicing during the last months every year.

Net sales

Net sales of the Alfa Laval Group amounted to MSEK 3 503,6 (3 832,0) for the third quarter of this year. Excluding exchange rate variations and divested activities, the invoicing was some 4,6 percent lower than the third quarter of last year.

Net sales of the Alfa Laval Group amounted to MSEK 10 419,8 (11 091,0) for the first nine months. Excluding exchange rate variations and divested activities, the invoicing was 1,9 percent lower than the period January to September last year.

Alfa Laval Special Finance AB                   Organisation number: 556587-8062

Comments on the Profit & Loss Statement

As a basis for comments on the various main items of the profit & loss statement, please find a comparison between January - September 2002 and 2001 below:

Profit & loss analysis

                               1.7-30.9   1.7-30.9   1.1-30.9   1.1-30.9
MSEK                             2002       2001       2002       2001
--------------------------------------------------------------------------------

Net sales                       3 503,6    3 832,0   10 419,8   11 091,0

Adjusted gross profit           1 394,7    1 366,9    4 112,6    4 136,0
- in % of net sales                39,8       35,7       39,5       37,3

Expenses                         -902,6     -879,3   -2 640,2   -2 594,9
- in % of net sales                25,8       22,9       25,3       23,4

Adjusted EBITDA                   492,1      487,6    1 472,4    1 541,1
- in % of net sales                14,0       12,7       14,1       13,9

Depreciation                      -78,6      -94,3     -249,5     -297,0

Adjusted EBITA                    413,5      393,3    1 222,9    1 244,1
- in % of net sales                11,8       10,3       11,7       11,2

Amortisation of goodwill*        -128,7     -129,9     -380,8     -384,1

Comparison distortion items        15,9          -      -28,5          -
                             ---------------------------------------------------

EBIT                              300,7      263,4      813,6      860,0
--------------------------------------------------------------------------------

* Including amortisation of step-up values

The first nine months generated a gross profit of MSEK 3 871,7 (3 884,2). Excluding the amortisation of MSEK 240,9 (251,8) on step up values, the adjusted gross profit is MSEK 4 112,6 (4 136,0). This corresponds to 39,5 % (37,3%) of net sales. The gross profit margin is thereby some 2,2 percent higher compared with the same period last year. This is primarily a result of the restructuring programme. The proportion of the after market sales increased, which also contributed to the increased gross profit margin.

Sales and administration expenses amounted to MSEK 2 371,0 (2 449,6). Excluding exchange rate variations and divested activities, these expenses were slightly below the level for the corresponding period 2001.


Research and development expenses amounted to MSEK 249,3 (227,6), corresponding to 2,4 % (2,1 %) of net sales.

Adjusted EBITDA amounted to MSEK 1 472,4 (1 541,1) for the first nine months. The adjusted EBITA amounted to MSEK 1 222,9 (1 244,1). The adjusted EBITA margin thereby increased to 11,7 (11,2) percent.

Alfa Laval Special Finance AB                   Organisation number: 556587-8062

In order to illustrate the quarterly development, the corresponding profit & loss analysis is shown for the last nine quarters below:

Profit & loss analysis for
the group

                                    2000                            2001                                2002
MSEK                            Q3         Q4        Q1        Q2         Q3        Q4         Q1        Q2         Q3
---------------------------------------------------------------------------------------------------------------------------
Net sales                       3 713,9   4 632,3   3 452,4    3 806,5   3 832,0    4 738,6   3 261,9    3 654,2   3 503,6

Adjusted gross profit           1 269,0   1 500,8   1 335,9    1 433,3   1 366,9    1 679,5   1 291,5    1 426,4   1 394,7
- in % of net sales                34,2      32,4      38,7       37,7      35,7       35,4      39,6       39,0      39,8

Expenses                         -863,7    -889,7    -866,7     -848,7    -879,3   -1 079,8    -840,9     -896,7    -902,6
- in % of net sales                23,3      19,2      25,1       22,3      23,0       22,8      25,8       24,5      25,8

Adjusted EBITDA                   405,3     611,1     469,2      584,6     487,6      599,7     450,6      529,7     492,1
- in % of net sales                10,9      13,2      13,6       15,4      12,7       12,7      13,8       14,5      14,0

Depreciation                     -113,9    -133,2    -103,1      -99,8     -94,3     -103,3     -87,8      -83,1     -78,6

Adjusted EBITA                    291,4     477,9     366,1      484,8     393,3      496,4     362,8      446,6     413,5
- in % of net sales                 7,8      10,3      10,6       12,7      10,3       10,5      11,1       12,2      11,8

Amortisation of goodwill*           2,7    -119,7    -119,9     -134,3    -129,9     -127,9    -126,4     -125,7    -128,7

Comparison distortion items        27,3    -386,1       0,0        0,0       0,0        5,3     -44,9        0,5      15,9
                            -----------------------------------------------------------------------------------------------
EBIT                              321,4     -27,9     246,2      350,5     263,4      373,8     191,5      321,4     300,7
---------------------------------------------------------------------------------------------------------------------------

* Including amortisation of step-up values

The result after financial items was MSEK 113,1 (161,0) for the first nine months.

The result has been affected by comparison distortion items of MSEK -318,8 (-). During the first nine months 2002, the Group divested the real estate in Warminster in the United States for a price of MUSD 6,4, corresponding to MSEK 63,4. The realised loss was MSEK -43,3. The divestment of the operation called Industrial Flow was made on April 2, 2001. In the annual report for 2001, a realised gain of MSEK 10,0 was recognised. A few activities have remained before the acquisition could be considered to be completed. During September 2002 a final settlement has been made with the buyer, resulting in an increase of the realised gain by MSEK 14,8. In connection with the dissolution of the previous capital structure, the profit and loss statement has been burdened by non-recurring financial costs of MSEK -290,3.

The result after financial items for the parent company was MSEK 3,7 (-0,1), out of which interest expenses were MSEK -162,7 (-188,3), interest income MSEK 166,4 (188,3) and administration expenses MSEK - (-0,1).

The financial net for the first nine months was MSEK -306,2 (-506,3), excluding exchange differences and comparison distortions items. The principal elements of costs were interest on debt to credit institutions MSEK -176,6 (-271,4), interest on

Alfa Laval Special Finance AB                   Organisation number: 556587-8062


the high yield bond MSEK -160,3 (-188,3) and a net of other interest income and interest costs MSEK 30,7 (-46,6).

For the first nine months income taxes amounted to MSEK -178,0 (-46,1).

In order to illustrate the effect on the profit and loss statement of the new capital structure, the following proforma calculation is made. It shows the Group's result if the new capital structure had been in place already on January 1, 2002 and without the comparison distortion items fully related to the change in capital structure.

Proforma for the Group

                                                             1.1-30.9
MSEK                                                           2002
----------------------------------------------------------------------
EBIT according to the profit and loss statement                 813,6
----------------------------------------------------------------------
Interest and other income                                       139,3
Interest and other costs                                       -465,5
Comparison distortion items                                         -
Result after financial items                                    487,4
----------------------------------------------------------------------
Income tax*                                                    -178,0
Minority interests                                              -24,6
Net income                                                      284,8
----------------------------------------------------------------------
Result per share (SEK)                                          34,77

Average number of shares                                    8 191 000
----------------------------------------------------------------------

* Since the Group's financial debt is allocated to countries where the Group's subsidiaries have tax losses carried forward, the proforma calculation does not contain an increased tax cost.

Divisional reporting

Consolidated                          Orders received
                    ------------------------------------------------------
                      1.7-30.9  1.7-30.9   1.1-30.9   1.1-30.9   1.1-31.12
MSEK                    2002      2001       2002       2001        2001
--------------------------------------------------------------------------
Equipment              1 943,2  2 210,0    6 214,9    6 620,9     8 557,9
Process Technology     1 563,2  1 721,4    4 881,1    5 278,2     7 026,9
Operations and other      21,8     52,4       77,4       79,9        96,1
                    ------------------------------------------------------
Subtotal               3 528,2  3 983,8   11 173,4   11 979,0    15 680,9
Divested                     -     -1,6          -      208,6       213,0
                    ------------------------------------------------------
Total                  3 528,2  3 982,2   11 173,4   12 187,6    15 893,9
--------------------------------------------------------------------------

Alfa Laval Special Finance AB                   Organisation number: 556587-8062


Consolidated                                  Order backlog
                             -------------------------------------------------
                                   30.9            30.9           31.12
MSEK                               2002            2001            2001
------------------------------------------------------------------------------
Equipment                             1 671,2         1 976,1         1 648,3
Process Technology                    3 184,5         3 247,7         2 654,7
Operations and other                     15,1            20,9             9,5
                             -------------------------------------------------
Subtotal                              4 870,8         5 244,7         4 312,5
Divested                                    -             0,4             1,0
                             -------------------------------------------------
Total                                 4 870,8         5 245,1         4 313,5
------------------------------------------------------------------------------


Consolidated                                              Net sales
                     -----------------------------------------------------
                     1.7-30.9    1.7-30.9  1.1-30.9  1.1-30.9   1.1-31.12
MSEK                   2002        2001      2002      2001        2001
--------------------------------------------------------------------------
Equipment               2 018,1   2 181,1   6 102,2    6 239,0    8 576,2
Process Technology      1 432,1   1 604,7   4 205,3    4 502,7    6 872,0
Operations and other       53,4      64,4     112,3      143,4      169,4
                     -----------------------------------------------------
Subtotal                3 503,6   3 850,2  10 419,8   10 885,1   15 617,6
Divested                      -     -18,2         -      205,9      212,0
                     -----------------------------------------------------
Total                    3503,6   3 832,0  10 419,8   11 091,0   15 829,6
--------------------------------------------------------------------------


Consolidated                                                   EBIT
                             --------------------------------------------------------------------
                              1.7-30.9     1.7-30.9     1.1-30.9      1.1-30.9      1.1-31.12
MSEK                            2002         2001         2002          2001          2001
-------------------------------------------------------------------------------------------------
Equipment                           234,0        217,3        740,7         709,6        1 083,6
Process Technology                   92,7         60,0        208,8         203,1          472,7
Operations and other                -41,9         -6,3       -107,4         -60,7         -318,6
                             --------------------------------------------------------------------
Subtotal                            284,8        271,0        842,1         852,0        1 237,7
Comparison distortion items          15,9            -        -28,5             -            5,3
Divested                                -         -7,6            -           8,0           -9,2
                             --------------------------------------------------------------------
Total                               300,7        263,4        813,6         860,0        1 233,8
-------------------------------------------------------------------------------------------------

An increase in orders received has mainly been recognised from the customer segment "Food Technology". Decreases in orders received have been noted from primarily the "Energy & Environment" customer segment. The latter is partly the result of large orders last year within the environmental area that have not been repeated this year and partly the strong investment climate within the oil and gas industry last year that this year has returned to a more normal level. The previously weak development within "Process Industry" has in large recovered during the last three months. Orders received from the after market were somewhat higher compared to the corresponding period last year and thereby increased its relative share.

Alfa Laval Special Finance AB                   Organisation number: 556587-8062

Net sales by geographical markets
-------------------------------------------------------------------------------
Consolidated                    1.1-30.9                1.1-30.9
                                  2002                    2001
                                  MSEK          %         MSEK         %
-------------------------------------------------------------------------------
Customers in:
  Sweden                             600,8         5,8      519,8          4,7
  Other EU                         3 484,0        33,4    3 856,6         34,8
  Other Europe                     1 064,5        10,2      978,3          8,8
  North America                    2 189,7        21,0    2 254,2         20,3
  South America                      464,0         4,4      549,2          5,0
  Africa                              70,7         0,7      113,6          1,0
  Asia                             2 372,0        22,8    2 607,3         23,5
  Oceania                            174,1         1,7      212,0          1,9
                               ------------------------------------------------
Total                             10 419,8       100,0   11 091,0        100,0
-------------------------------------------------------------------------------

The invoicing increased strongly in Central and Eastern Europe and increased in the Nordic countries. Mainly Western Europe and Asia but also North America and South America are below the level of last year. This is after considering acquisitions and disposals.

Return on capital employed

The return on capital employed including goodwill and step up values amounted to 18,9 (13,5) percent for the first nine months 2002.

Cash-flow

Cash flow from operating and investing activities amounted to MSEK 659,7 (1 176,7) for the period January-September, out of which divestments generated cash of MSEK 70,7 (310,6).

Working capital decreased by MSEK 210,1 during the first nine months 2002, partly as a result of the efforts to further improve capital management and partly due to the business climate. The corresponding figure for the first nine months 2001 was a decrease by MSEK 276,8.

Capital expenditure was MSEK 197,4 (136,1) for the first nine months. Depreciation, excluding allocated step up values, amounted to MSEK 249,5 (297,0) for the same period.

Cash earnings per share amounted to SEK 9,62 (-36 500) for the period. The cash flows from operating activities calculated per share were SEK 329,24 (1 369
600). The average number of shares has been changed through new issue of shares.

Cash and bank

The Group's cash and bank at the end of the period amounted to MSEK 610,0 (656,9) compared to MSEK 666,4 at the end of 2001. The cash and bank deposits included bank deposits in the publicly listed subsidiary Alfa Laval (India) Ltd of some MSEK 163,2 (164,5).

Alfa Laval Special Finance AB                   Organisation number: 556587-8062

Borrowings and net debt

Total bank borrowings amounted to MSEK 3 700,3 (5 153,2) as per September 30. The total financial indebtedness including leasing and interest bearing pension liabilities amounted to MSEK 5 032,1 (7 344,7).

Net financial debt amounted to MSEK 4 128,3 (6 516,6) as per September 30.

As a consequence of the IPO of Alfa Laval AB (publ), the structure of the financial debt has been changed. The costs for the change of the structure are of non-recurring nature.

On May 28 the loans from the previous banking syndicate were replaced by loans from a new banking syndicate, at terms that better reflect the financial position of Alfa Laval after the new issue of shares. During the period January 1 and May 28, the old loans were amortised by MSEK 323,4. After May 28 the new loans have been amortised by MSEK 232,5.

On June 24, 35 percent of the bond loan of MEUR 220 were amortised, which corresponded to MEUR 77 or MSEK 702,5. This was made at a premium of 12,125 percent corresponding to one year's interest, which amounted to MEUR 9,3 or MSEK 84,8. This cost has been reported as a comparison distortion item.

In connection with the replacement of the previous syndicated loans and the amortisation of the bond loan, capitalised financing costs of totally MSEK 205,5 have been reversed. This cost is reported as a comparison distortion item.

The loan facility that has been agreed with the new banking syndicate is committed for five years. It consists of an amortisation free part of MEUR 383 and a working capital part of MEUR 150, that is MEUR 533 in total. As of the end of September 2002, MEUR 383,0 has been utilised of the loan facility. This means that the working capital part in total was not utilised as of September 30.

Debt table
-------------------------------------------------------------------------
Consolidated

MSEK                                 30.9.2002    30.9.2001   31.12.2001
-------------------------------------------------------------------------

Credit institutions                    3 700,3      5 153,2      4 573,1
Bond loan                              1 305,3      2 152,0      2 045,3

Capitalised finance leases                20,1         32,2         26,9
Interest-bearing pension
liabilities                                6,4          7,3          6,4
                                   --------------------------------------

Total debt                             5 032,1      7 344,7      6 651,6


Cash and bank and other current
deposits                                 903,8        828,1        959,7
                                   --------------------------------------

Net debt                               4 128,3      6 516,6      5 691,9
                                   --------------------------------------

Alfa Laval Special Finance AB                   Organisation number: 556587-8062

Debt ratio

The debt ratio, that is the net debt in relation to equity capital, was 0,96 (1,83) times at the end of September 2002.

Solidity

The solidity, that is the equity capital in relation to total assets, was 26,8 (19,0) percent at the end of September 2002.

Return on equity capital

The net income for the year in relation to equity capital was 4,3 (1,7) percent for the first nine months of the year. Due to the new issue of shares in May 2002, the equity capital for 2002 has been calculated as the average equity capital after the new issue of shares.

Investments

Investments in property, plant and equipment amounted to MSEK 197,4 (136,1) for the first nine months. The increase is mainly explained by an expansion of the production facility in Richmond, Virginia in the United States and capacity investments for manufacturing brazed heat exchangers.

Personnel

The number of employees amounted to 9 212 (9 405) at September 30, 2002.

Legal proceedings

A subsidiary in the United States, Alfa Laval Inc., is named defendant in approximately 40 lawsuits related to asbestos. In most lawsuits the alleged liability of Alfa Laval Inc. has not been specified in sufficient detail. The company is in all cases one among a large number of defendants.

Alfa Laval Inc. has previously settled a small number of cases for minor amounts. The reason for settling these cases have been that the costs of settling are insignificant relative to the costs of trying the cases. Such settlements are the normal practice in the United States in order to reduce litigation costs, also in respect of unsubstantiated cases, and is not to be viewed as an admission of guilt.

The Group deems the present provisions to be sufficient for the estimated costs, which may arise from these lawsuits.

Events after the balance sheet date

At the beginning of October 2002 Alfa Laval has re-purchased bonds at the prevailing market rate for a face value of MSEK 31,4. The bond loan accrues interest at 12,125 percent, which is considerably more than the group's current cost for other external financing.

Date for the next financial report

The press release for the annual report for 2002 will be made on February 24, 2003.

Alfa Laval Special Finance AB                   Organisation number: 556587-8062


CONSOLIDATED PROFIT AND LOSS STATEMENT


                                               1.7-30.9       1.7-30.9      1.1-30.9      1.1-30.9      1.1-31.12
Amounts in MSEK                                   2002           2001          2002          2001          2001
-----------------------------------------------------------------------------------------------------------------
Net sales                                       3 503,6        3 832,0      10 419,8      11 091,0      15 829,6
Cost of goods sold                             -2 188,1       -2 549,9      -6 548,1      -7 206,8     -10 348,0
Gross profit                                    1 315,5        1 282,1       3 871,7       3 884,2       5 481,6
-----------------------------------------------------------------------------------------------------------------
Selling costs                                    -551,1         -674,6      -1 668,2      -1 820,3      -2 442,6
Administration costs                             -178,6          -79,6        -702,8        -629,2        -786,8
Research & developm. costs                        -82,8          -70,4        -249,3        -227,6        -341,4
Comparison distortion items                        15,9              -         -28,5             -           5,3
Other operating income                             49,2           87,2         177,4         228,4         389,1
Other operating costs                            -217,9         -236,2        -446,8        -443,2        -893,3
Goodwill depreciation                             -49,5          -45,1        -139,9        -132,3        -178,0
EBIT                                              300,7          263,4         813,6         860,0       1 233,8
-----------------------------------------------------------------------------------------------------------------
Interest and other income                          49,6           76,5         139,3         196,5         247,6
Interest and other costs                         -131,6         -409,9        -549,5        -895,5      -1 108,3
Comparison distortion items                           -              -        -290,3             -             -
Result after financial items                      218,7          -70,0         113,1         161,0         373,1
-----------------------------------------------------------------------------------------------------------------
Income tax                                        -66,1          -53,5        -178,0         -46,1          26,3
Minority interests                                 -8,6            0,9         -24,6         -17,6         -32,0
Net income (loss)                                 144,0         -122,6         -89,5          97,3         367,4
-----------------------------------------------------------------------------------------------------------------
Result per share (SEK)                            17,58       -122 605        -21,16        97 308       367 430

Average number of shares*                     8 191 000          1 000     4 231 000         1 000         1 000






* The average number of shares has been changed through new issue of shares.

Alfa Laval Special Finance AB                   Organisation number: 556587-8062



CONSOLIDATED BALANCE SHEET

                                                   30.9                31.12
Amounts in MSEK                                    2002                 2001
-------------------------------------------------------------------------------
ASSETS

Non-current assets:
  Intangible assets                                    4 896,4         5 013,3

  Property, plant and equipment                        3 161,9         3 598,9

  Financial assets                                       250,9           465,7

Current assets:
  Inventories                                          2 732,3         2 623,9

  Accounts receivable                                  2 547,4         3 032,0

  Other receivables                                    1 580,2         1 943,3

  Other current deposits                                 293,8           293,3

  Cash and bank                                          610,0           666,4

TOTAL ASSETS                                          16 072,9        17 636,7
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity:                                  4 300,9         3 628,9

Minority interests                                       115,8           131,8

Provisions for:
  Pensions and similar commitments                       710,0           774,9
  Deferred taxes                                       1 023,9         1 143,6
  Other                                                  901,2         1 063,2
                                            -----------------------------------
                                                       2 635,1         2 981,7

Non-current liabilities:
  Liabilities to credit institutions                   3 540,8         4 190,5
  Bond loan                                            1 305,3         2 045,3
                                            -----------------------------------
                                                       4 846,1         6 235,8

Current liabilities:
  Liabilities to credit institutions                     159,5           382,5

  Accounts payable                                     1 159,8         1 302,8

  Advances from customers                                765,0           609,1

  Other liabilities                                    2 090,7         2 364,0

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES            16 072,9        17 636,7
-------------------------------------------------------------------------------

Alfa Laval Special Finance AB                   Organisation number: 556587-8062

CONSOLIDATED CASH FLOW STATEMENT


                                                  1.1-30.9        1.1-30.9
Amounts in MSEK                                     2002            2001
-------------------------------------------------------------------------------
Cash flows from operating activities
EBIT                                                      813,6          860,0
Adjustments for depreciation                              630,3          681,1
Adjustments for non operating items                        28,2          -29,8
                                                      -------------------------
                                                        1 472,1        1 511,3

Taxes paid                                               -289,2         -418,5

Cash generated from operations before
changes in working capital                              1 182,9        1 092,8

Change in working capital:
       (Increase)/decrease of current receivables         417,5          196,5
       (Increase)/decrease of inventories                -275,4         -232,1
       Increase/(decrease) of current liabilities          68,0          312,4
                                                      -------------------------
                                                          210,1          276,8

                                                      -------------------------
Cash flows from operating activities                    1 393,0        1 369,6
                                                      =========================

Cash flows from investing activities
Capital expenditure                                      -197,4         -136,1
Divestment of fixed assets                                 70,7           45,9
Additional purchase price                                -366,0              -
Acquisition of business activities                       -105,0          -87,3
Disposal of business activities                               -          264,7
Provisions                                               -135,6         -280,1
                                                      -------------------------
Cash flows from investing activities                     -733,3         -192,9
                                                      =========================

Cash flows from financing activities
Financial net, paid                                      -362,1         -420,7
New issue of shares                                       819,0              -
(Increase)/decrease of other current deposits              56,6          433,6
Capitalised financing costs, acquisition loans            -38,3            9,6
Increase/(decrease) of liabilities to credit
institutions
                                                       -1 094,2       -1 235,7

                                                      -------------------------
Cash flows from financing activities                     -619,0       -1 213,2
                                                      =========================

Net increase (decrease) in cash and bank                   40,7          -36,5

Cash and bank at the beginning of the period              666,4          634,5
Translation difference in cash and bank                   -97,1           58,9
Cash and bank at the end of the period                    610,0          656,9
-------------------------------------------------------------------------------

Cash earnings per share (SEK)                              9,62        -36 500

Average number of shares*                             4 231 000          1 000

Alfa Laval Special Finance AB                   Organisation number: 556587-8062


CHANGES IN CONSOLIDATED EQUITY CAPITAL

Amounts in MSEK
-------------------------------------------------------------------------------

                                                  1.1-30.9           1.1-30.9
                                                    2002               2001
-------------------------------------------------------------------------------
At the beginning of the period                    3 628,9            3 164,7
New issue of shares                                 819,0                  -
Translation difference                              -57,5              297,1
Net income for the period                           -89,5               97,3
                                            ---------------------------------
At the end of the period                          4 300,9            3 559,1
-----------------------------------------------------------------------------

The share capital of SEK 819 100 000 (100 000) is divided into 8 191 000 (1 000) shares at par value 100 (100) SEK.

At the ordinary shareholders' meeting on June 13, 2002 it was decided to increase the share capital by SEK 819 000 000 through a new issue of 8 190 000 shares to Alfa Laval AB (publ).

Alfa Laval AB (publ)                            Organisation number: 556587-8054

Alfa Laval AB (publ)
Interim report July 1 - September 30, 2002


"The third quarter developed in line with our expectations. The profitability increased through higher gross margins and lower overheads."

                                Sigge Haraldsson, President and CEO, Alfa Laval

Summary of the third quarter 2002:

-    Adjusted EBITA increased to MSEK 414 (391).

-    Adjusted EBITA-margin increased to 11,8 percent (10,2).

-    Result after financial items increased to MSEK 219 (- 256).

- Order intake, excluding divested activities and exchange rate variances, decreased by 4,8 percent to MSEK 3 528.

- Net sales, excluding divested activities and exchange rate variances, decreased by 4,6 percent to MSEK 3 504.

- Non-recurring costs related to defined benefit pension plans have burdened the result by MSEK 50.

- The Danish company DSS (Danish Separation System A/S), specialists within membrane filtration, was acquired.


Summary of the first nine months 2002:

-    Cash flow from operating activities was MSEK 1 344 (1 370).

-    Adjusted EBITA was MSEK 1 220 (1 242).

-    Adjusted EBITA-margin increased to 11,7 percent (11,2).

-    Result after financial items increased to MSEK 26 (- 210).

- Order intake, excluding divested activities and exchange rate variances, decreased by 4,3 percent to MSEK 11 173.

- Net sales, excluding divested activities and exchange rate variances, decreased by 1,9 percent to MSEK 10 420.

- Non-recurring costs related to defined benefit pension plans have burdened the result by MSEK 75.

- Comparison distortion costs related to the change in capital structure in connection with the IPO have burdened the result by MSEK 304.

- The new issue of shares in connection with the IPO has together with on-going amortisation decreased the financial net debt by MSEK 3 649 since the beginning of the year.

Alfa Laval AB (publ)                            Organisation number: 556587-8054


Expectations for the rest of the year remain.

During the autumn 2001 a decreased demand was noted. For 2002, a decrease of orders received of approximately 4 percent was estimated. Despite the further increased uncertainty in the world economy during the last quarter, the estimate remains.

Despite the downturn in orders received, the EBITA-margin is expected to improve for the current year compared to 2001. The improved profitability is achieved through higher gross margins and lower overheads. The operations are thus very well prepared to further increase the profitability when the upturn in the economy comes.


-----------------------------------------------------------------------------------------------------------------------
MSEK unless otherwise stated             1.7-30.9      1.7-30.9      1.1-30.9     1.1-30.9          2001          2000
                                             2002          2001          2002         2001                    proforma
-----------------------------------------------------------------------------------------------------------------------
Order intake                                3 528         3 982        11 173       12 188        15 894        15 374
-----------------------------------------------------------------------------------------------------------------------
Net sales                                   3 504         3 832        10 420       11 091        15 830        15 012
-----------------------------------------------------------------------------------------------------------------------
Adjusted EBITDA 1)                            492           485         1 470        1 539         2 138         1 626
-----------------------------------------------------------------------------------------------------------------------
Adjusted EBITA 2)                             414           391         1 220        1 242         1 738         1 160
-----------------------------------------------------------------------------------------------------------------------
Adjusted EBITA2)- margin                   11,8 %        10,2 %        11,7 %       11,2 %         11,0%          7,7%
-----------------------------------------------------------------------------------------------------------------------
Result after financial items                  219          -256            26         -210            42          -296
-----------------------------------------------------------------------------------------------------------------------
Return on capital employed                                             18,8 %       13,5 %         18,5%         16,1%
-----------------------------------------------------------------------------------------------------------------------
Return on equity capital                                                3,1 %      -25,7 %          2,5%        -30,8%
-----------------------------------------------------------------------------------------------------------------------
Solidity                                                               27,1 %        7,1 %          8,2%          7,0%
-----------------------------------------------------------------------------------------------------------------------
Debt ratio, times                                                        0,95         6,54          5,38          6,42
-----------------------------------------------------------------------------------------------------------------------
No. of employees (units) 3)                 9 212         9 405         9 212        9 405         9 259        10 623
-----------------------------------------------------------------------------------------------------------------------

1) Adjusted EBITDA - "Earnings before interests, taxes, depreciation, amortisation of goodwill and step up values and comparison distortion items."
2) Adjusted EBITA - "Earnings before interests, taxes, amortisation of goodwill and step up values and comparison distortion items.
3)     Number of employees at the end of the period.






Lund, October 31, 2002



Sigge Haraldsson
President and CEO
Alfa Laval AB (publ)



The interim report has not been subject to review by the company's auditors.

Alfa Laval AB (publ)                            Organisation number: 556587-8054

Management's discussion and analysis


Ownership

Alfa Laval AB (publ) is since May 17, 2002 listed on the Stockholm Stock Exchange's O-list and on Attract 40 since July 1. The number of shareholders is 4 544 in total. The two largest owners are also after the IPO Industri Kapital and Tetra Laval, where 26,9 (62,2) percent are owned by the partnerships that are controlled by Industri Kapital 2000 Ltd, United Kingdom and 15,9 (36,7) percent are owned by Tetra Laval B.V., the Netherlands. Next to them there are eight institutional investors with ownerships of 6,7 to 2,0 percent. These ten largest owners own 71,4 percent of the shares.

IPO of the Alfa Laval share

On April 8, the owners of Alfa Laval decided to list the Alfa Laval share in connection with a new issue of shares in the order of MSEK 3 000. The IPO was completed on May 17, 2002. All warrants held by Alfa Laval management have been used for subscription of new shares at the IPO. The capital injection of totally MSEK 3 132,9 that the new issue of shares resulted in has been used to repay the debt to Tetra Laval Finance Ltd and to amortise 35 percent of the bond loan. In connection with the IPO, the previous syndicated loan has been replaced by a new loan at conditions that better reflect the financial position of Alfa Laval after the new issue of shares. In connection with the IPO an additional purchase price of MEUR 40,0, corresponding to MSEK 366,0, was paid to Tetra Laval BV for the original acquisition on August 24, 2000 of the Alfa Laval Credit Finance AB Group. This has entirely been booked as goodwill in the Group and is amortised over 20 years.

Legal structure

Alfa Laval AB (publ) is the parent company of the Alfa Laval Group.

Operations

>The Alfa Laval Group is engaged in the development, production and sales of components and systems based on three main technologies: separation/filtration, heat exchange and fluid handling. As of January 1, 2001, the sales and marketing activities are performed in two divisions - "Equipment" and "Process Technology". The divisions are based on totally ten customer groups. The Group also has a common function "Operations" for procurement, production and logistics. The Group's secondary segments are geographical markets.

Accounting principles

The same accounting principles and accounting estimates have been applied in the interim report for September 2002 as for the annual report for 2001.

Acquisitions and disposals

On September 4, 2002, Alfa Laval acquired the company Danish Separation Systems A/S, specialists within membrane filtration in the biotechnology, pharmaceutical and food industries. The company has annual sales of about MSEK 90 and 65 employees within R&D, manufacturing and sales.

Alfa Laval AB (publ)                            Organisation number: 556587-8054

The sale of the real estate in Warminster in the United States was completed at the end of March at a price of MUSD 6,4 corresponding to MSEK 63,4. The realised loss was MSEK -43,3.

The divestment of the operation called Industrial Flow was made on April 2, 2001. In the annual report for 2001, a realised gain of MSEK 10,0 was recognised. A few activities have remained before the acquisition could be considered to be completed. During September 2002 a final settlement has been made with the buyer, resulting in an increase of the realised gain by MSEK 14,8. This result item is reported as a comparison distortion item.

Orders received and order
backlog

Orders received amounted to MSEK 3 528,2 (3 982,2) for the third quarter. Excluding exchange rate variations and after adjusting for divested activities, the order intake for the Group was 4,8 percent lower than the same period last year.

Orders received amounted to MSEK 11 173,4 (12 187,6) for the first nine months. Excluding exchange rate variations and after adjusting for divested activities, the order intake for the Group was 4,3 percent lower than the same period last year.

The order backlog as per September 30 was MSEK 4 870,8 (5 245,1). Excluding exchange rate variations and divested activities, the order backlog was 4,7 percent lower than the order backlog per September 2001 and 17,7 percent higher than the order backlog per the end of 2001. The latter is due to the fact that the Group normally has considerably higher invoicing during the last months every year.

Net sales

Net sales of the Alfa Laval Group amounted to MSEK 3 503,6 (3 832,0) for the third quarter of this year. Excluding exchange rate variations and divested activities, the invoicing was some 4,6 percent lower than the third quarter of last year.

Net sales of the Alfa Laval Group amounted to MSEK 10 419,8 (11 091,0) for the first nine months. Excluding exchange rate variations and divested activities, the invoicing was 1,9 percent lower than the period January to September last year.

Alfa Laval AB (publ)                            Organisation number: 556587-8054

Comments on the Profit & Loss Statement

As a basis for comments on the various main items of the profit & loss statement, please find a comparison between January - September 2002 and 2001 below:

Profit & loss analysis


                                           1.7-30.9          1.7-30.9         1.1-30.9         1.1-30.9
MSEK                                         2002              2001             2002             2001
-----------------------------------------------------------------------------------------------------------

Net sales                                       3 503,6           3 832,0         10 419,8         11 091,0

Adjusted gross profit                           1 394,7           1 366,9          4 112,6          4 136,0
- in % of net sales                                39,8              35,7             39,5             37,3

Expenses                                         -902,6            -881,6         -2 642,7         -2 597,3
- in % of net sales                                25,8              23,0             25,4             23,4

Adjusted EBITDA                                   492,1             485,3          1 469,9          1 538,7
- in % of net sales                                14,0              12,7             14,1             13,9

Depreciation                                      -78,6             -94,3           -249,5           -297,0

Adjusted EBITA                                    413,5             391,0          1 220,4          1 241,7
- in % of net sales                                11,8              10,2             11,7             11,2

Amortisation of goodwill*                        -128,7            -129,9           -380,8           -384,1

Comparison distortion items                        15,9                 -            -28,5                -
                                        --------------------------------------------------------------------

EBIT                                              300,7             261,1            811,1            857,6
------------------------------------------------------------------------------------------------------------

* Including amortisation of step-up values

The first nine months generated a gross profit of MSEK 3 871,7 (3 884,2). Excluding the amortisation of MSEK 240,9 (251,8) on step up values, the adjusted gross profit is MSEK 4 112,6 (4 136,0). This corresponds to 39,5 % (37,3%) of net sales. The gross profit margin is thereby some 2,2 percent higher compared with the same period last year. This is primarily a result of the restructuring programme. The proportion of the after market sales increased, which also contributed to the increased gross profit margin.

Sales and administration expenses amounted to MSEK 2 373,1 (2 451,9). Excluding exchange rate variations and divested activities, these expenses were slightly below the level for the corresponding period 2001.

Research and development expenses amounted to MSEK 249,3 (227,6), corresponding to 2,4 % (2,1 %) of net sales.

Adjusted EBITDA amounted to MSEK 1 469,9 (1 538,7) for the first nine months. The adjusted EBITA amounted to MSEK 1 220,4 (1 241,7). The adjusted EBITA margin thereby increased to 11,7 (11,2) percent.

Alfa Laval AB (publ)                            Organisation number: 556587-8054

In order to illustrate the quarterly development, the corresponding profit & loss analysis is shown for the last nine quarters below:

Profit & loss analysis for
the group


                                    2000                            2001                                2002
MSEK                            Q3         Q4        Q1        Q2         Q3        Q4         Q1        Q2         Q3
---------------------------------------------------------------------------------------------------------------------------

Net sales                       3 713,9   4 632,3   3 452,4    3 806,5   3 832,0    4 738,6   3 261,9    3 654,2   3 503,6

Adjusted gross profit           1 269,0   1 500,8   1 335,9    1 433,3   1 366,9    1 679,5   1 291,5    1 426,4   1 394,7
- in % of net sales                34,2      32,4      38,7       37,7      35,7       35,4      39,6       39,0      39,8

Expenses                         -863,7    -889,7    -866,7     -848,8    -881,6   -1 080,2    -841,9     -898,3    -902,6
- in % of net sales                23,3      19,2      25,1       22,3      23,0       22,8      25,8       24,6      25,8

Adjusted EBITDA                   405,3     611,1     469,2      584,5     485,3      599,3     449,6      528,1     492,1
- in % of net sales                10,9      13,2      13,6       15,4      12,7       12,6      13,8       14,5      14,0

Depreciation                     -113,9    -133,2    -103,1      -99,8     -94,3     -103,3     -87,8      -83,1     -78,6

Adjusted EBITA                    291,4     477,9     366,1      484,7     391,0      496,0     361,8      445,0     413,5
- in % of net sales                 7,8      10,3      10,6       12,7      10,2       10,5      11,1       12,2      11,8

Amortisation of goodwill*           2,7    -119,7    -119,9     -134,3    -129,9     -127,9    -126,4     -125,7    -128,7

Comparison distortion items        27,3    -386,1       0,0        0,0       0,0        5,3     -44,9        0,5      15,9
                            -----------------------------------------------------------------------------------------------
EBIT                              321,4     -27,9     246,2      350,4     261,1      373,3     190,5      319,8     300,7
---------------------------------------------------------------------------------------------------------------------------

* Including amortisation of step-up values

The result after financial items was MSEK 26,4 (-210,0) for the first nine months.

The result has been affected by comparison distortion items of MSEK -332,9 (-). During the first nine months 2002, the Group divested the real estate in Warminster in the United States for a price of MUSD 6,4, corresponding to MSEK 63,4. The realised loss was MSEK -43,3. The divestment of the operation called Industrial Flow was made on April 2, 2001. In the annual report for 2001, a realised gain of MSEK 10,0 was recognised. A few activities have remained before the acquisition could be considered to be completed. During September 2002 a final settlement has been made with the buyer, resulting in an increase of the realised gain by MSEK 14,8. In connection with the dissolution of the previous capital structure, the profit and loss statement has been burdened by non-recurring financial costs of MSEK -304,4.

The result after financial items for the parent company was MSEK -86,7 (-371,0), out of which net interest expenses were MSEK -109,1 (-181,3), exchange gains/losses on loans MSEK 24,8 (-187,3) remunerations to the Board of Director's -1,9 (-2,3) and administration expenses the remaining MSEK -0,5 (-0,1).

The financial net for the first nine months was MSEK -401,2 (-687,7), excluding exchange differences and comparison distortions items. The principal elements of costs were interest on debt to credit institutions MSEK -176,6 (-271,4), interest on

Alfa Laval AB (publ)                            Organisation number: 556587-8054

the high yield bond MSEK -160,3 (-188,3), interest on the loan from Tetra Laval Finance Ltd MSEK -97,1 (-181,3) and a net of other interest income and interest costs MSEK 32,8 (-46,7).

For the first nine months income taxes amounted to MSEK -178,0 (-46,1).

In order to illustrate the effect on the profit and loss statement of the new capital structure, the following proforma calculation is made. It shows the Group's result if the new capital structure had been in place already on January 1, 2002 and without the comparison distortion items fully related to the change in capital structure.

Proforma for the Group                                               1.1-30.9

MSEK                                                                   2002
------------------------------------------------------------------------------
EBIT according to the profit and loss statement                         811,1
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Interest and other income                                               167,4
Interest and other costs                                               -466,6
Comparison distortion items                                                 -
Result after financial items                                            511,9
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Income tax*                                                            -178,0
Minority interests                                                      -24,6
Net income                                                              309,3
------------------------------------------------------------------------------
------------------------------------------------------------------------------

Result per share (SEK)                                                   2,77

Average number of shares                                          111 671 993
------------------------------------------------------------------------------

* Since the Group's financial debt is allocated to countries where the Group's subsidiaries have tax losses carried forward, the proforma calculation does not contain an increased tax cost.

Divisional reporting


Consolidated                                           Orders received
                             --------------------------------------------------------------------
                               1.7-30.9    1.7-30.9      1.1-30.9      1.1-30.9     1.1-31.12
MSEK                             2002        2001          2002          2001          2001
-------------------------------------------------------------------------------------------------
Equipment                         1 943,2      2 210,0       6 214,9       6 620,9       8 557,9
Process Technology                1 563,2      1 721,4       4 881,1       5 278,2       7 026,9
Operations and other                 21,8         52,4          77,4          79,9          96,1
                             --------------------------------------------------------------------
Subtotal                          3 528,2      3 983,8      11 173,4      11 979,0      15 680,9
Divested                                -         -1,6             -         208,6         213,0
                             --------------------------------------------------------------------
Total                             3 528,2      3 982,2      11 173,4      12 187,6      15 893,9
-------------------------------------------------------------------------------------------------

Alfa Laval AB (publ)                            Organisation number: 556587-8054

Consolidated                                  Order backlog
                             -------------------------------------------------
                                   30.9            30.9           31.12
MSEK                               2002            2001            2001
------------------------------------------------------------------------------
Equipment                             1 671,2         1 976,1         1 648,3
Process Technology                    3 184,5         3 247,7         2 654,7
Operations and other                     15,1            20,9             9,5
                             -------------------------------------------------
Subtotal                              4 870,8         5 244,7         4 312,5
Divested                                    -             0,4             1,0
                             -------------------------------------------------
Total                                 4 870,8         5 245,1         4 313,5
------------------------------------------------------------------------------


Consolidated                                              Net sales
                             ---------------------------------------------------------------------
                               1.7-30.9    1.7-30.9      1.1-30.9      1.1-30.9      1.1-31.12
MSEK                             2002        2001          2002          2001           2001
--------------------------------------------------------------------------------------------------
Equipment                         2 018,1      2 181,1       6 102,2        6 239,0       8 576,2
Process Technology                1 432,1      1 604,7       4 205,3        4 502,7       6 872,0
Operations and other                 53,4         64,4         112,3          143,4         169,4
                             ---------------------------------------------------------------------
Subtotal                          3 503,6      3 850,2      10 419,8       10 885,1      15 617,6
Divested                                -        -18,2             -          205,9         212,0
                             ---------------------------------------------------------------------
Total                             3 503,6      3 832,0      10 419,8       11 091,0      15 829,6
--------------------------------------------------------------------------------------------------



Consolidated                                                          EBIT
                                      ---------------------------------------------------------------------
                                        1.7-30.9     1.7-30.9     1.1-30.9      1.1-30.9      1.1-31.12
MSEK                                      2002         2001         2002          2001          2001
-----------------------------------------------------------------------------------------------------------
Equipment                                     234,0        217,3        740,7         709,6        1 083,6
Process Technology                             92,7         60,0        208,8         203,1          472,7
Operations and other                          -41,9         -8,6       -109,9         -63,1         -321,0
                                      ---------------------------------------------------------------------
Subtotal                                      284,8        268,7        839,6         849,6        1 235,3
Comparison distortion items                    15,9            -        -28,5             -            5,3
Divested                                          -         -7,6            -           8,0           -9,2
                                      ---------------------------------------------------------------------
Total                                         300,7        261,1        811,1         857,6        1 231,4
-----------------------------------------------------------------------------------------------------------

An increase in orders received has mainly been recognised from the customer segment "Food Technology". Decreases in orders received have been noted from primarily the "Energy & Environment" customer segment. The latter is partly the result of large orders last year within the environmental area that have not been repeated this year and partly the strong investment climate within the oil and gas industry last year that this year has returned to a more normal level. The previously weak development within "Process Industry" has in large recovered during the last three months. Orders received from the after market were somewhat higher compared to the corresponding period last year and thereby increased its relative share.

Alfa Laval AB (publ)                            Organisation number: 556587-8054

Net sales by geographical markets
------------------------------------------------------------------------------
Consolidated                   1.1-30.9                1.1-30.9
                                 2002                    2001
                                 MSEK          %         MSEK         %
------------------------------------------------------------------------------
Customers in:
  Sweden                            600,8         5,8      519,8          4,7
  Other EU                        3 484,0        33,4    3 856,6         34,8
  Other Europe                    1 064,5        10,2      978,3          8,8
  North America                   2 189,7        21,0    2 254,2         20,3
  South America                     464,0         4,4      549,2          5,0
  Africa                             70,7         0,7      113,6          1,0
  Asia                            2 372,0        22,8    2 607,3         23,5
  Oceania                           174,1         1,7      212,0          1,9
                              ------------------------------------------------
Total                            10 419,8       100,0   11 091,0        100,0
------------------------------------------------------------------------------

The invoicing increased strongly in Central and Eastern Europe and increased in the Nordic countries. Mainly Western Europe and Asia but also North America and South America are below the level of last year. This is after considering acquisitions and disposals.

Return on capital employed

The return on capital employed including goodwill and step up values amounted to 18,8 (13,5) percent for the first nine months 2002.

Cash-flow

Cash flow from operating and investing activities amounted to MSEK 610,2 (1 176,7) for the period January-September, out of which divestments generated cash of MSEK 70,7 (310,6).

Working capital decreased by MSEK 163,1 during the first nine months 2002, partly as a result of the efforts to further improve capital management and partly due to the business climate. The corresponding figure for the first nine months 2001 was a decrease by MSEK 279,2.

Capital expenditure was MSEK 197,4 (136,1) for the first nine months. Depreciation, excluding allocated step up values, amounted to MSEK 249,5 (297,0) for the same period.

Cash earnings per share amounted to SEK 0,53 (-0,97) for the period. The cash flows from operating activities calculated per share were SEK 17,53 (36,53). The average number of shares has been changed through split and new issue of shares.

Cash and bank

The Group's cash and bank at the end of the period amounted to MSEK 610,0 (656,9) compared to MSEK 666,4 at the end of 2001. The cash and bank deposits included bank deposits in the publicly listed subsidiary Alfa Laval (India) Ltd of some MSEK 163,2 (164,5).

Alfa Laval AB (publ)                            Organisation number: 556587-8054


Borrowings and net debt

Total bank borrowings amounted to MSEK 3 700,3 (5 153,2) as per September 30. The total financial indebtedness including leasing and interest bearing pension liabilities amounted to MSEK 5 032,1 (9 559,3).

Net financial debt amounted to MSEK 4 128,3 (8 731,2) as per September 30.

As a consequence of the IPO of Alfa Laval, the structure of the financial debt has been changed. The costs for the change of the structure are of non-recurring nature.

On May 23 the loan from Tetra Laval Finance Ltd was repaid.

On May 28 the loans from the previous banking syndicate were replaced by loans from a new banking syndicate, at terms that better reflect the financial position of Alfa Laval after the new issue of shares. During the period January 1 and May 28, the old loans were amortised by MSEK 323,4. After May 28 the new loans have been amortised by MSEK 232,5.

On June 24, 35 percent of the bond loan of MEUR 220 were amortised, which corresponded to MEUR 77 or MSEK 702,5. This was made at a premium of 12,125 percent corresponding to one year's interest, which amounted to MEUR 9,3 or MSEK 84,8. This cost has been reported as a comparison distortion item.

In connection with the repayment of the loan from Tetra Laval Finance Ltd, the replacement of the previous syndicated loans and the amortisation of the bond loan, capitalised financing costs of totally MSEK 219,6 have been reversed. This cost is reported as a comparison distortion item.

The loan facility that has been agreed with the new banking syndicate is committed for five years. It consists of an amortisation free part of MEUR 383 and a working capital part of MEUR 150, that is MEUR 533 in total. As of the end of September 2002, MEUR 383 has been utilised of the loan facility. This means that the working capital part in total was not utilised as of September 30.

Debt table

---------------------------------------------------- -------------------- -------------------- --------------------
Consolidated

MSEK                                                      30.9.2002            30.9.2001           31.12.2001
---------------------------------------------------- -------------------- -------------------- --------------------



Subordinated loan from Tetra Laval Finance Ltd                         -              2 214,6              2 085,6
Credit institutions                                              3 700,3              5 153,2              4 573,1
Bond loan                                                        1 305,3              2 152,0              2 045,3

Capitalised finance leases                                          20,1                 32,2                 26,9
Interest-bearing pension liabilities                                 6,4                  7,3                  6,4
                                                     -------------------- -------------------- --------------------

Total debt                                                       5 032,1              9 559,3              8 737,2


Cash and bank and other current deposits                           903,8                828,1                959,7
                                                     -------------------- -------------------- --------------------

Net debt                                                         4 128,3              8 731,2              7 777,5
                                                     -------------------- -------------------- --------------------

Alfa Laval AB (publ)                            Organisation number: 556587-8054

Debt ratio

The debt ratio, that is the net debt in relation to equity capital, was 0,95 (6,54) times at the end of September 2002.

Solidity

The solidity, that is the equity capital in relation to total assets, was 27,1 (7,1) percent at the end of September 2002.

Return on equity capital

The net income for the year in relation to equity capital was 3,1 (-25,7) percent for the first nine months of the year. Due to the new issue of shares in May 2002, the equity capital for 2002 has been calculated as the average equity capital after the new issue of shares.

Investments

Investments in property, plant and equipment amounted to MSEK 197,4 (136,1) for the first nine months. The increase is mainly explained by an expansion of the production facility in Richmond, Virginia in the United States and capacity investments for manufacturing of brazed heat exchangers.

Personnel

The number of employees amounted to 9 212 (9 405) at September 30, 2002.

Legal proceedings

A subsidiary in the United States, Alfa Laval Inc., is named defendant in approximately 40 lawsuits related to asbestos. In most lawsuits the alleged liability of Alfa Laval Inc. has not been specified in sufficient detail. The company is in all cases one among a large number of defendants.

Alfa Laval Inc. has previously settled a small number of cases for minor amounts. The reason for settling these cases have been that the costs of settling are insignificant relative to the costs of trying the cases. Such settlements are the normal practice in the United States in order to reduce litigation costs, also in respect of unsubstantiated cases, and is not to be viewed as an admission of guilt.

The Group deems the present provisions to be sufficient for the estimated costs, which may arise from these lawsuits.

Events after the balance sheet date

At the beginning of October 2002 Alfa Laval has re-purchased bonds at the prevailing market rate for a face value of MSEK 31,4. The bond loan accrues interest at 12,125 percent, which is considerably more than the group's current cost for other external financing.

Date for the next financial report

The press release for the annual report for 2002 will be made on February 24, 2003.

Alfa Laval AB (publ)                            Organisation number: 556587-8054

CONSOLIDATED PROFIT AND LOSS STATEMENT


                                            1.7-30.9       1.7-30.9      1.1-30.9      1.1-30.9      1.1-31.12
Amounts in MSEK                               2002           2001          2002          2001          2001
-----------------------------------------------------------------------------------------------------------------
Net sales                                       3 503,6        3 832,0      10 419,8      11 091,0      15 829,6
Cost of goods sold                             -2 188,1       -2 549,9      -6 548,1      -7 206,8     -10 348,0
Gross profit                                    1 315,5        1 282,1       3 871,7       3 884,2       5 481,6
-----------------------------------------------------------------------------------------------------------------
Selling costs                                    -551,1         -674,6      -1 668,2      -1 820,3      -2 442,6
Administration costs                             -178,6          -81,9        -704,9        -631,6        -789,2
Research & developm. costs                        -82,8          -70,4        -249,3        -227,6        -341,4
Comparison distortion items                        15,9              -         -28,5             -           5,3
Other operating income                             49,2           87,2         177,4         228,4         389,1
Other operating costs                            -217,9         -236,2        -447,2        -443,2        -893,3
Goodwill depreciation                             -49,5          -45,1        -139,9        -132,3        -178,0
EBIT                                              300,7          261,1         811,1         857,6       1 231,4
-----------------------------------------------------------------------------------------------------------------
Interest and other income                          50,2           76,5         167,4         196,5         247,6
Interest and other costs                         -131,6         -593,4        -647,7      -1 264,1      -1 437,2
Comparison distortion items                           -              -        -304,4             -             -
Result after financial items                      219,3         -255,8          26,4        -210,0          41,8
-----------------------------------------------------------------------------------------------------------------
Income tax                                        -66,1          -53,5        -178,0         -46,1          26,3
Minority interests                                 -8,6            0,9         -24,6         -17,6         -32,0
Net income (loss)                                 144,6         -308,4        -176,2        -273,7          36,1
-----------------------------------------------------------------------------------------------------------------
Result per share (SEK)                             1,29          -8,23         -2,30         -7,30          0,96

Average number of shares*                   111 671 993     37 496 325    76 656 499    37 496 325    37 496 325











* The average number of shares has been changed through split and new issue of shares.

Alfa Laval AB (publ)                            Organisation number: 556587-8054


CONSOLIDATED BALANCE SHEET

                                                           30.9         31.12
Amounts in MSEK                                       2002          2001
-----------------------------------------------------------------------------
ASSETS

Non-current assets:
  Intangible assets                                    4 896,4       5 013,3

  Property, plant and equipment                        3 161,9       3 598,9

  Financial assets                                       250,9         478,7

Current assets:
  Inventories                                          2 732,3       2 623,9

  Accounts receivable                                  2 547,4       3 032,0

  Other receivables                                    1 562,0       1 925,4

  Other current deposits                                 293,8         293,3

  Cash and bank                                          610,0         666,4

TOTAL ASSETS                                          16 054,7      17 631,8
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity:                                  4 344,4       1 445,1

Minority interests                                       115,8         131,8

Provisions for:
  Pensions and similar commitments                       710,0         774,9
  Deferred taxes                                       1 023,9       1 143,6
  Other                                                  901,2       1 063,2
                                                -----------------------------
                                                       2 635,1       2 981,7

Non-current liabilities:
  Subordinated loan from Tetra Laval Finance Ltd             -       2 085,6
  Liabilities to credit institutions                   3 540,8       4 190,5
  Bond loan                                            1 305,3       2 045,3
                                                -----------------------------
                                                       4 846,1       8 321,4

Current liabilities:
  Liabilities to credit institutions                     159,5         382,5

  Accounts payable                                     1 159,8       1 425,9

  Advances from customers                                765,0         609,1

  Other liabilities                                    2 029,0       2 334,1

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES            16 054,7      17 631,8
-----------------------------------------------------------------------------

Alfa Laval AB (publ)                            Organisation number: 556587-8054

CONSOLIDATED CASH FLOW STATEMENT


                                                         1.1-30.9     1.1-30.9
Amounts in MSEK                                            2002         2001
-------------------------------------------------------------------------------
Cash flows from operating activities
EBIT                                                      811,1         857,6
Adjustments for depreciation                              630,3         681,1
Adjustments for non operating items                        28,2         -29,8
                                                    --------------------------
                                                        1 469,6       1 508,9

Taxes paid                                               -289,2        -418,5

Cash generated from operations before
changes in working capital                              1 180,4       1 090,4

Change in working capital:
       (Increase)/decrease of current receivables         435,8         198,9
       (Increase)/decrease of inventories                -275,4        -232,1
       Increase/(decrease) of current liabilities           2,7         312,4
                                                    --------------------------
                                                          163,1         279,2

                                                    --------------------------
Cash flows from operating activities                    1 343,5       1 369,6
                                                    ==========================

Cash flows from investing activities
Capital expenditure                                      -197,4        -136,1
Divestment of fixed assets                                 70,7          45,9
Additional purchase price                                -366,0             -
Acquisition of business activities                       -105,0         -87,3
Disposal of business activities                               -         264,7
Provisions                                               -135,6        -280,1
                                                    --------------------------
Cash flows from investing activities                     -733,3        -192,9
                                                    ==========================

Cash flows from financing activities
Financial net, paid                                      -743,1        -420,7
New issue of shares                                     3 132,9             -
(Increase)/decrease of other current deposits              56,6         433,6
Capitalised financing costs, acquisition loans            -38,3           9,6
Increase/(decrease) of liabilities to credit
institutions
                                                       -2 977,6      -1 235,7

                                                    --------------------------
Cash flows from financing activities                     -569,5      -1 213,2
                                                    ==========================

Net increase (decrease) in cash and bank                   40,7         -36,5

Cash and bank at the beginning of the period              666,4         634,5
Translation difference in cash and bank                   -97,1          58,9
Cash and bank at the end of the period                    610,0         656,9
------------------------------------------------------------------------------

Cash earnings per share (SEK)                              0,53         -0,97

Average number of shares*                            76 656 499    37 496 325

Alfa Laval AB (publ)                            Organisation number: 556587-8054

CHANGES IN CONSOLIDATED EQUITY CAPITAL

Amounts in MSEK
-------------------------------------------------------------------------------

                                                  1.1-30.9           1.1-30.9
                                                    2002               2001
-------------------------------------------------------------------------------
At the beginning of the period                    1 445,1            1 312,3
New issue of shares                               3 132,9                  -
Translation difference                              -57,4              297,1
Net income for the period                          -176,2             -273,7
                                             --------------------------------
At the end of the period                          4 344,4            1 335,7
-----------------------------------------------------------------------------

The share capital of SEK 1 116 719 930 (374 963) is divided into 111 671 993 (37 496 325) shares at par value 10 (0,01) SEK.

At an extraordinary shareholders' meeting on April 8, 2002 it was decided to increase the share capital by SEK 374 963 through a transfer of SEK 374 963 from unrestricted equity capital. The bonus issue of shares was implemented so that shareholders received one new share for each old share. The reconciliation day for the bonus issue of shares was May 3, 2002.

The shareholders' meeting decided - in consideration of the planned initial public offering - to change the articles of association, such that the company is a public company. It was also decided that the par value of each share should be changed to SEK 10 and that the limits for the company's share capital shall be a minimum of SEK 745 000 000 and a maximum of SEK 2 980 000 000.

The shareholders' meeting also decided that the company's share capital should be increased by SEK 749 176 574, through a transfer of SEK 749 176 574 from unrestricted equity capital. The bonus issue of shares was implemented through an increase of the par value of each share by SEK 9,99 to SEK 10.

At the new issue of shares in connection with the IPO, 32 967 033 new shares were issued, which increased the share capital by SEK 329 670 330. The subscription price was SEK 91. This means that the equity capital increased by SEK 3 000 000 003, which after deduction for transaction costs of SEK 87 874 980 means a net increase by SEK 2 912 125 023. Before the IPO, Alfa Laval management executed all 3 712 310 warrants, which means a corresponding increase of the number of shares and an increase of the share capital by SEK 37 123 100. The subscription price was SEK 59,48, which means an increase of the equity capital by SEK 220 793 851. Totally, the equity capital increased by SEK 3 132 918 874.

                                   SIGNATURES



           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this Current Report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                         Alfa Laval Special Finance AB


Date:  November 15, 2002                 By:  /c/ Thomas Thuresson
                                              ---------------------
                                              Thomas Thuresson